Exhibit 99.1

MATERIAL FACT

LATAM AIRLINES GROUP S.A.

Registration in the Securities Registry No. 306

Santiago, October 11, 2021

Mr.

Joaquin Cortez Huerta

President

Comisión para el Mercado Financiero

Av. Libertador Bernardo O'Higgins 1449

Santiago

Ref: Reports MATERIAL FACT

Dear Sir:

Pursuant to the provisions set forth in Article 9 and the second paragraph of Article 10 of the Securities Market Law, and in General Rule No. 30, duly authorized, I hereby report the following MATERIAL FACT of LATAM Airlines Group S.A. ("LATAM" or the "Company"), Securities Registration No. 306:

1.	Update on LATAM’s Chapter 11 Proceeding:

-	As previously disclosed, in the context of the reorganization proceedings of LATAM and certain of its direct and indirect subsidiaries (collectively with LATAM, the "Debtors") in the United States of America (the "Chapter 11 Proceeding") pursuant to the rules set forth in Chapter 11 (the "Chapter 11") of Title 11 of the United States Code (the "U.S. Bankruptcy Code"), LATAM is currently negotiating with various interested parties to agree upon the terms of a plan of reorganization and financing to successfully emerge from the Chapter 11 Proceeding in compliance with all applicable laws.

-	In the context of these negotiations, and as informed by a material fact dated September 9, 2021, LATAM (i) has entered into non-disclosure agreements with various stakeholders, and has developed and made available to them certain material non-public information; and (ii) has requested proposals from its most significant creditors and majority shareholders.

-	In response to requests for proposals, as of this date, LATAM has received certain non-binding equity and debt financing proposals (each such proposal, an "Exit Proposal") from its most significant creditors and majority shareholders.

-	As informed by a material fact dated as of the date hereof, pursuant to the terms of certain non-disclosure agreements and in furtherance of the process, on this date, LATAM has publicly disclosed the Exit Proposal submitted by a group of ad-hoc creditors (the “Ad-Hoc Creditor Group”) represented by Moelis & Company and White & Case LLP (the "Disclosed Proposal"), as well as LATAM's Preliminary Issues List (the “Preliminary Issues List”) in which the Company expressed certain concerns to the Ad-Hoc Creditor Group (hereinafter, the Disclosed Proposal together with LATAM's Preliminary Issues List , the "Disclosed Information"). The Disclosed Information is currently publicly available at https://www.latamreorganizacion.com/en/publications/.

-	The Disclosed Proposal contemplates the raising of new funds of over US$5 billion through the issuance of new equity and debt, which would be partially backstopped by the proposing parties. If the Disclosed Proposal were to be approved and implemented according to its terms, it would result in a substantial dilution of LATAM's currently issued shares.

-	The commercial concerns raised by LATAM in its Preliminary Issues List reflect the Company’s focus on ensuring an appropriate amount of leverage and liquidity upon exit of the Chapter 11 Proceeding and throughout the business plan period, as well as compliance with all applicable laws including Chilean law, in the implementation of the plan. LATAM also identified concerns related the lack of detail on most of the key financing and backstop terms.

-	LATAM continues to engage with significant claimholders and its majority shareholders with respect to Exit Proposals, and continues to focus on ensuring that any exit strategy allows it to emerge with a robust capital structure, adequate liquidity, the ability to successfully execute its business plan in a sustainable manner over time and in compliance with all applicable laws.

-	In addition, and without limiting the generality of the foregoing, LATAM contemplates summoning its shareholders to an extraordinary shareholders' meeting when appropriate subject to the progress of the ongoing negotiations with the various stakeholders that are currently pending.

2.	LATAM Exclusivity Periods:

-	The Bankruptcy Court for the Southern District of New York (the "Court") hearing the Chapter 11 Proceeding has authorized the extension of the period during which the Debtors have the exclusive right to file the plan of reorganization until October 15, 2021, and the exclusive right to seek acceptance thereof until December 15, 2021 (collectively, the "Exclusivity Periods").

-	In case it is necessary to request a new extension of the Exclusivity Periods, this will be duly requested to the Court and informed to your Commission and to the market.

Sincerely yours,

Roberto Alvo M.

General Manager

LATAM Airlines Group S.A.